    As filed with the Securities and Exchange Commission on February 5, 2002

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------
                                   SCHEDULE TO
                                 (Rule 14d-100)
                                (Amendment No. 3)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------
                               724 SOLUTIONS INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                                 --------------
        Options to Purchase Common Shares, Without Nominal or Par Value,
          Having an Exercise Price of More than U.S.$3.00, or More than
           Cdn.$4.75 (if denominated in Canadian dollars), Granted to
           Eligible Employees under 724 Solutions Inc.'s 1997 and 2000
        Stock Option Plans and Granted after January 15, 2001 to Eligible
         Employees under 724 Solutions Inc.'s Tantau Stock Option Plan
                         (Title of Class of Securities)
                                 --------------
                                    81788Q100
                (CUSIP Number of Underlying Class of Securities)

                                  Karen Basian
                             Chief Financial Officer
                               724 Solutions Inc.
                          10 York Mills Road, 3rd Floor
                                Toronto, Ontario
                                     M2P 2G4
                                 (416) 226-2900

          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
                                 --------------
                                   Copies to:

    Robert S. Townsend, Esq.                         Brian A. Ludmer, Esq.
       Lloyd Harmetz, Esq.                               Ogilvy Renault
     Morrison & Foerster LLP                        Suite 2100, P.O. Box 141
        425 Market Street                              Royal Trust Tower
  San Francisco, CA 94105-2482                        77 King Street West
         (415) 268-7000                         Toronto, Ontario M5K 1H1, Canada
                                                        (416) 216-4001
                                 --------------

                            CALCULATION OF FILING FEE


  TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
      U.S.$3,892,594                                      U.S.$358.12**


*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,787,151 common shares of 724 Solutions Inc. having an approximate aggregate value of U.S.$3,892,594 as of January 23, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per each U.S.$1.0 million of the value of the transaction.

**Previously paid.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


Amount Previously Paid:  $358.12               Filing party:  724 Solutions Inc.
Form or Registration No.:  Schedule TO-I       Date filed:  January 24, 2002


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      third party tender offer subject to Rule 14d-l.
[X]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

                             INTRODUCTORY STATEMENT

         This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on January 24, 2002, relating to our offer to exchange certain options to purchase our common shares for new options at a per share exercise price based upon the fair market value of our common shares on the date of grant, all subject to the terms and conditions in the Offer to Exchange dated January 24, 2002 attached as Exhibit (a)(1) to such Schedule TO (the "Offer to Exchange") and the related Letter of Transmittal attached thereto as Exhibit
(a)(2) (the "Letter of Transmittal").

         Except as provided herein, this amendment does not alter the terms and conditions previously set forth in the Offer to Exchange and the Letter of Transmittal, and should be read in conjunction with the Offer to Exchange and the Letter of Transmittal.


ITEM 12.  EXHIBITS.

         The Exhibits to the Schedule TO are hereby amended by:

    -- Amending and refiling Exhibit (a)(10), Form of Reminder E-mail to 724
       Solutions Employees;
    -- Filing new Exhibit (a)(13), Form of Notice to Eligible Employees
       regarding New Options; and
    -- amending Exhibit (a)(1), Offer to Exchange, and Exhibit (a)(2), Form of
       Acceptance Letter, set forth below:

EXHIBIT (a)(1) -- OFFER TO EXCHANGE, DATED JANUARY 24, 2002

         Section 3 -- Procedures for Tendering Eligible Options-Determination of Validity; Rejection of Eligible Options; Waiver of Defects; No Obligation to Give Notice of Defects, beginning on page 17, the third paragraph is hereby amended and restated as follows:

                  We will determine, in our discretion, all questions as to form of documents and the validity, form, eligibility, including time of receipt, and acceptance of any tender of eligible options. Our determination of these matters will be final and binding. We may reject any or all tenders of eligible options that we determine are not in appropriate form or that we determine are unlawful to accept. Otherwise, we expect to accept all properly and timely tendered eligible options which are not validly withdrawn. We may waive any of the conditions of this offer. In the event we waive any condition, we shall do so with respect to all holders of eligible options. We may also waive any defect or irregularity in any tender with respect to any particular eligible options or any particular eligible employee. No tender of eligible options will be deemed to have been properly made until all defects or irregularities have been cured by the tendering eligible employee or waived by us. Neither we nor any other person is obligated to give notice of any defects or irregularities in tenders, and no one will be liable for failing to give notice of any defects or irregularities.

         Section 6 -- Conditions of the Offer, beginning on page 21, is hereby amended as follows:

         Paragraph (a) is hereby amended and restated as follows:

                  (a) any threatened, instituted or pending action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, in the United States, Canada or any other jurisdiction, before any court, authority, agency or tribunal that directly or indirectly challenges the making of this offer, the acquisition or cancellation of some or all of the tendered options in this offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of 724 Solutions or our subsidiaries, or otherwise materially impair in any way the contemplated future conduct of our business or the business of any of our subsidiaries or materially impair the benefits that we believe we will receive from the offer (including the anticipated benefits that will help motivate our personnel and align our personnel's interests with those of our shareholders without recording any material additional expenses in our financial statements or reducing the number of options that we have available for issuance under our 2000 Plan to a greater extent than we have deemed appropriate, as contemplated by Sections 2 and 11 of this offer),

         Paragraph (f) is hereby expanded by adding a new paragraph immediately thereafter, as follows:

         Please note that as to paragraph (f) above, both positive and negative developments in our business could cause us to terminate or amend this offer. For example, due to events relating to our business, our industry, or general market conditions that are not directly related to our business, market prices of our common shares could increase to levels that cause us to reconsider whether the existing terms of this offer provide any meaningful benefit to a significant portion of the eligible employees. Similarly, a substantial reduction in market prices for our common shares could cause us to reconsider whether the existing terms of this offer are sufficient to help motivate and compensate some of our eligible employees. Although we are not aware of any material developments in our business at this time, we may announce business developments that do not immediately impact the market prices for our common shares, but which we would anticipate could have such a positive or negative effect on our market price. As an additional example, as contemplated by paragraphs (c) and (d) above, changes in generally accepted accounting principles could affect the accounting impact of this offer in a manner that we deem to be adverse to our company.

         Section 13 -- Extension of the Offer; Termination; Amendment, beginning on page 38, the last sentence of the fourth paragraph is hereby amended and restated as follows:

                  Without limiting the manner in which we may choose to make an announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release through our normal channels, which currently consist of Business Wire in the U.S. and Canada NewWire in Canada. We also anticipate that we would distribute a copy of such announcement to eligible employees.




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


EXHIBIT (a)(2) -- FORM OF ACCEPTANCE LETTER

         Instruction 6 attached to the Form of Acceptance Letter is hereby amended and restated as follows:

6. Irregularities. All questions as to the number of eligible options to be accepted for exchange, and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of eligible options will be determined by the Company in its discretion, which determinations shall be final and binding on all parties. The Company reserves the right to reject any or all tenders of eligible options the Company determines not to be in proper form or the acceptance of which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the right to waive any of the conditions of the Offer. In the event the Company waives any condition, it shall do so with respect to all holders of eligible options. The Company may also waive any defect or irregularity in the tender of any particular eligible options, and the Company's interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of eligible options will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Neither the Company nor any other person is or will be obligated to give notice of any defects or irregularities in tenders, and no person will incur any liability for failure to give any such notice.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO amendment is true, complete and correct.

                                                 724 Solutions Inc.


                                                 /s/ Karen Basian
                                                 -----------------------------
                                                 Karen Basian
                                                 Chief Financial Officer

Date:  February 5, 2002












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


                                INDEX TO EXHIBITS

     EXHIBIT                        DESCRIPTION

         (a)(10)    Form of Reminder E-mail to 724 Solutions Employees.

         (a)(13)    Form of Notice to Eligible Employees regarding New Options.





















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